                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               AUGRID CORPORATION
               (Exact Name of Issuer as Specified in its Charter)

                     Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    05106D202
                                 (CUSIP Number)

                                    Dan Rubin
                           186 Industrial Center Drive
                              Lake Helen, FL 32744
                                  386-228-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 26, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05106D202

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).

   Dan Rubin: 558 81 3304
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ............................................................................
(b) ............................................................................
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3. SEC Use Only
   .............................................................................
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4. Source of Funds

   PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)

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6. Citizenship or Place of Organization

   U.S.A.
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                7. Sole Voting Power
Number of                0
Shares          ----------------------------------------------------------------
Beneficially    8. Shared Voting Power..........................................
Owned by
Each            ----------------------------------------------------------------
Reporting       9. Sole Dispositive Power
Person With            200,000,000
                ----------------------------------------------------------------
                10. Shared Dispositive Power....................................
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    200,000,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

    36%
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14. Type of Reporting Person (See Instructions)

    IN
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Item 1.         Security and Issuer.

        This statement relates to the common stock, $.0.001 par value per share
(the "Common Stock"), of AuGrid Corporation. (the "Issuer"), an Ohio
corporation. The address of the principal executive offices of the Issuer is
2275 East 55th Street, Cleveland, Ohio 44103.

Item 2.         Identity and Background

(a)      The person filing this statement is Dan Rubin.

(b)      The business address of Dan Rubin is 186 Industrial Center Drive, Lake
         Helen, Florida  32744 (386) 228-1000.

(c)      Dan Rubin's principal occupation is Chief Executive Officer of Rubin
         Investment Group, Inc.

(d)      During the last five years, Dan Rubin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors. During the last five years, Dan Rubin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and
         enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)      The person filing this statement is Dan Rubin, a citizen
         of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the two hundred million (200,000,000) shares of the Stock covered by this statement is one million dollars ($1,000,000). The
Stock was paid for by personal funds of Dan Rubin.

Item 4.         Purpose of Transaction.

        Securities of the issuer were acquired by the reporting persons for investment purposes and as compensation for consulting services.

Item 5          Interest in Securities of the Issuer

         (a) Dan Rubin is the beneficial owner of two hundred million
(200,000,000) shares of AuGrid Corporation, which is 36% of the outstanding shares of the Company.

         (b) Dan Rubin maintains sole investment discretion over 200,000,000 shares of AuGrid Corporation.  Dan Rubin maintains no voting power over
200,000,000 shares of AuGrid Corporation.  Dan Rubin maintains sole power to dispose or to direct the disposition of 200,000,000 shares of AuGrid
Corporation.

Item 6.         Contracts, Arrangements, Understandings or Relationships With
                Respect to Securities of the Issuer

Dan Rubin conducted consulting services for AuGrid Corporation, and for compensation for such was granted the option to purchase two hundred million
(200,000,000) shares for $0.005 per share price, as registered on Form S-8 on
July 31, 2003. Even though the Form S-8 was filed, negotiations for compensation were ongoing and the final agreement for compensation was reached on September
26, 2003. The amendment to the agreement was executed by both parties on
September 26, 2003 and payment for the two hundred million (200,000,000) shares was received by AuGrid Corporation on September 26, 2003 in the form of a
Cashiers' Check.

Dan Rubin tendered his irrevocable proxy, coupled with an interest pursuant to the agreement dated July 27, 2003 as amended, for all shares of AuGrid
Corporation which Dan Rubin may own, shall own or hereafter acquire, to Mr. M.J.
Shaheed, Chief Executive Officer of the Company, for a period of one (1) year from the date of September 25th, 2003.

Item 7.         Material to be Filed as Exhibits.

No exhibits.

There are no agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k)

There are no agreements for the borrowing of funds to finance the acquisition as disclosed in Item 3.

There are no agreements relating to the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4.

There are no agreements relating to the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2003
------------------
Date

By /s/ Dan Rubin
   --------------------------------
       Dan Rubin, CEO of Rubin Investment Group, Inc.